Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges
Consolidated
(Thousands of Dollars)

	Years Ended December 31
	2014	2013	2012	2011	2010
Fixed charges, as defined:
Interest charges	$74,025	$73,772	$71,843	$69,536	$71,734
Amortization of debt expense and premium - net	3,635	3,813	3,803	4,617	4,414
Interest portion of rentals	1,187	1,146	1,294	1,139	1,248

Total fixed charges	$78,847	$78,731	$76,940	$75,292	$77,396

Earnings, as defined:
Pre-tax income from continuing operations	$192,106	$162,347	$116,567	$139,438	$130,536
Add (deduct):
Capitalized interest	(3,924)	(3,676)	(2,401)	(2,942)	(298)
Total fixed charges above	78,847	78,731	76,940	75,292	77,396

Total earnings	$267,029	$237,402	$191,106	$211,788	$207,634

Ratio of earnings to fixed charges	3.39	3.02	2.48	2.81	2.68